UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 SCHEDULE TO
(RULE 14d-100) Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

VENTANA MEDICAL SYSTEMS, INC.
(Name of Subject Company)

ROCKET ACQUISITION CORPORATION ROCHE HOLDING LTD
(Names of Filing Persons – Offeror)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
92276H106
(Cusip Number of Class of Securities)

Beat Kraehenmann Roche Holding Ltd Grenzacherstrasse 124 CH-4070 Basel Switzerland Telephone: +41-61-688-1111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Christopher Mayer Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒    third-party tender offer subject to Rule 14d-1.
☐     issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Dr. Severin Schwan CEO Division Roche Diagnostics Member of the Executive Committee

25 June 2007

A Message from Roche for Ventana Employees

Dear Ventana Employees

Today Roche announced that it has made a proposal to acquire Ventana to strengthen its position as the world’s leading personalized healthcare company. We are very excited about the opportunities that will be created by this transaction. Roche and Ventana are ideal strategic partners and, combined, will create a comprehensive diagnostics platform and leader in the development of personalized healthcare solutions in oncology.

This transaction will partner Roche’s global reach, leading oncology drug portfolio and strong existing positions in in vitro diagnostics with Ventana’s worldwide leadership position in tissue-based diagnostics. Roche will bring Ventana its leading diagnostics capabilities in genomics and proteomics, IT, workflow automation and standardization of testing to innovate platform solutions for tissue analysis. The combined company will be focused on driving the development and commercialization of clinically-differentiated medicines by linking diagnostics and pharmaceuticals to provide better healthcare solutions for patients.

We are extremely impressed with Ventana’s business and accomplishments, and we attribute this to its world-class management team and employees. The addition of Ventana will be an excellent complement to our Roche Diagnostics team and we see significant opportunity to invest in, and grow, Ventana’s operations as a vital part of Roche.

Following the completion of the transaction, Roche intends to operate Ventana as a stand-alone business unit within the Roche Diagnostics Division. We will retain Ventana’s headquarters and operations in Tucson, Arizona. Roche is a world-class partner and employer, and has a significant employee base in the U.S. with over 23,000 employees.

While I am sure you may have many questions about how this will directly affect you, please know that this combination is about growth through partnering our companies’ strengths to build a global leader in personalized healthcare solutions in oncology.

F. Hoffmann-La Roche Ltd.	CH - 4070 Basel	Bldg 52/1611	Tel. +41 61 687 31 88 Fax: +41 61 691 9757 eMail: severin.schwan@roche.com

Our offer follows several attempts to engage in discussions with Ventana’s Chairman and Board concerning a negotiated transaction. Unfortunately, these efforts were unsuccessful, and as a result we believe that we must bring our offer directly to Ventana’s shareholders. We continue to prefer, and remain willing to discuss, a negotiated transaction agreed to by both parties.

Our offer for Ventana remains subject to a number of customary conditions, including that a majority of Ventana’s shares are tendered into Roche’s offer. However, we are committed to moving forward as quickly as possible. In the meantime, we will continue to post information about our offer on our website, www.roche.com.

I would like to reiterate that we believe this is a great opportunity to combine the incredible strengths and potential of our two companies and their employees. I look forward to meeting and working with all of you in the future.

Sincerely,

/s/ Severin Schwan

Severin Schwan

CEO Roche Diagnostics

DISCLAIMER: CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
THIS DOCUMENT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY WORDS SUCH AS ‘BELIEVES’, ‘EXPECTS’, ‘ANTICIPATES’, ‘PROJECTS’, ‘INTENDS’, ‘SHOULD’, ‘SEEKS’, ‘ESTIMATES’, ‘FUTURE’ OR SIMILAR EXPRESSIONS OR BY DISCUSSION OF, AMONG OTHER THINGS, STRATEGY, GOALS, PLANS OR INTENTIONS. VARIOUS FACTORS MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY IN THE FUTURE FROM THOSE REFLECTED IN FORWARD-LOOKING STATEMENTS CONTAINED IN THIS DOCUMENT, AMONG OTHERS: (1) PRICING AND PRODUCT INITIATIVES OF COMPETITORS; (2) LEGISLATIVE AND REGULATORY DEVELOPMENTS AND ECONOMIC CONDITIONS; (3) DELAY OR INABILITY IN OBTAINING REGULATORY APPROVALS OR BRINGING PRODUCTS TO MARKET; (4) FLUCTUATIONS IN CURRENCY EXCHANGE RATES AND GENERAL FINANCIAL MARKET CONDITIONS; (5) UNCERTAINTIES IN THE DISCOVERY, DEVELOPMENT OR MARKETING OF NEW PRODUCTS OR NEW USES OF EXISTING PRODUCTS, INCLUDING WITHOUT LIMITATION NEGATIVE RESULTS OF CLINICAL TRIALS OR RESEARCH PROJECTS, UNEXPECTED SIDE-EFFECTS OF PIPELINE OR MARKETED PRODUCTS; (6) INCREASED GOVERNMENT PRICING PRESSURES; (7) INTERRUPTIONS IN PRODUCTION; (8) LOSS OF OR INABILITY TO OBTAIN ADEQUATE PROTECTION FOR INTELLECTUAL PROPERTY RIGHTS; (9) LITIGATION; (10) LOSS OF KEY EXECUTIVES OR OTHER EMPLOYEES; AND (11) ADVERSE PUBLICITY AND NEWS COVERAGE. THE STATEMENT REGARDING EARNINGS PER SHARE GROWTH IS NOT A PROFIT FORECAST AND SHOULD NOT BE INTERPRETED TO MEAN THAT ROCHE’S EARNINGS OR EARNINGS PER SHARE FOR ANY CURRENT OR FUTURE PERIOD WILL NECESSARILY MATCH OR EXCEED THE HISTORICAL PUBLISHED EARNINGS OR EARNINGS PER SHARE OF ROCHE.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
THE TENDER OFFER DESCRIBED IN THIS LETTER HAS NOT YET COMMENCED, AND THIS LETTER IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL VENTANA COMMON STOCK. THE SOLICITATION AND OFFER TO BUY VENTANA’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ROCHE INTENDS TO FILE PROMPTLY. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE OFFER TO PURCHASE AND RELATED MATERIALS WILL BE FILED BY ROCHE WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC), AND INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER

DOCUMENTS FILED BY ROCHE WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE OFFER TO PURCHASE AND RELATED MATERIALS MAY ALSO BE OBTAINED (WHEN AVAILABLE) FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER, MACKENZIE PARTNERS AT + 1 212 929-5500 OR +1 800 322-2885 (TOLL-FREE).